SOMMER BARNARD PC
One Indiana Square, Suite 3500
Indianapolis, Indiana 46204
Telephone: (317) 713-3500
Fax: (317) 713-3699

March __, 2008

Jeffrey Riedler, Esq.
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mailstop 6010
Washington, D.C. 20549

Re:	Standard Management Corporation
Preliminary Information Statement on Schedule 14C
Filed February 26, 2008
File No. 0-20882

Dear Mr. Riedler:

On behalf of Standard Management Corporation (the “Company”), this letter is in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filings provided in the later dated March 5, 2008 (the “Comment Letter”). Our responses are in bold text following the text of each comment.

General

1.
We note that the company has filed a PRE 14C but is soliciting votes at the special meeting. Regulation 14C calls for the filing of a PRE 14C when "proxy authorization or consent is not solicited on behalf of the registrant pursuant to section 14(a) of the Act." In this case the registrant is soliciting shareholders to vote at the special meeting. Therefore the requirements of Regulation 14A apply. Please re-file the information statement on the proper form on Schedule 14A.

The Company has determined to solicit proxies for the special meeting. Accordingly, the Company is re-filing its information statement as a proxy statement and has included the disclosures required under Regulation 14A and a form of proxy in the revised filing.

Jeffrey Riedler, Esq.
March __, 2008

The Special Meeting of Standard Management Shareholders, page 5

2.
In this section the company states that "Approval of the amendment to our Restated Articles of Incorporation requires that holders of more shares vote in favor of the amendment than vote against." Please provide us an analysis to explain why the requirement for approval of an amendment to the articles of incorporation under applicable State law does not require approval by a majority of the outstanding shares of common stock. We may have further comments after reviewing your response.

The Company is organized under the laws of the State of Indiana. The Indiana Business Corporation Law (the “IBCL”) is based on the 1984 version of the Revised Model Business Corporation Act (the “Model Act”).

Our disclosure with respect to the vote required for approval of the amendment is an accurate statement of the applicable Indiana law. Under the IBCL, the vote required to approve an amendment is set forth in Indiana Code §23-1-38-3(e) (Model Act §10.03), which reads as follows:

(e) Unless this article [the IBCL], the articles of incorporation, or the board of directors (acting under subsection (c)) require a greater vote or a vote by voting groups [class voting], the amendment to be adopted must be approved by:
(1) A majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters’ rights; and
(2) The votes required by IC 23-1-30-6 and IC 23-1-30-7 by every voting group entitled to vote on the amendment.

Neither the IBCL, the Company’s articles of incorporation nor any action by the Company’s board of directors requires any greater vote to approve the amendment to increase the number of shares.

An amendment increasing the number of authorized shares does not trigger dissenters’ rights under Indiana Code §23-1-44-8 of the IBCL (Model Act §13.02). That section of the IBCL differs from the Model Act in that it does not provide dissenters’ rights with respect to any amendments to the articles of incorporation. However, even under the Model Act provision an increase in the number of outstanding shares of class alone does not trigger dissenters’ rights.

Indiana Code §23-1-30-7 (Model Act §7.26) governs shareholder approval of matters involving voting by multiple voting groups. The Company has only one class of shares outstanding (common shares) and will therefore have only one voting group acting on the amendment. The necessary shareholder approval is provided in Indiana Code §23-1-30-6(c) (Model Act §7.25(c)), which reads as follows:

Jeffrey Riedler, Esq.
March __, 2008

(c) If a quorum exists, action on a matter (other than the election of directors) by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the articles of incorporation or this article [the IBCL] require a greater number of affirmative votes.

Again, neither the IBCL nor the Company’s articles of incorporation requires a greater vote to approve an amendment increasing the number of authorized shares. Accordingly, the amendment will be approved under Indiana law if a quorum exists at the meeting and more shares are cast in favor of the amendment than are cast against it. We believe this result is entirely consistent with the result that would obtain under the Model Act.

Amendment of Standard Management’s Amended and Restated Articles of Incorporation to Increase the Company’s Authorized Common Stock, page 5

3.
We note that the number of shares of common stock currently issued and outstanding is about 45.7 million, and after the approval of the proposal to increase the company's authorized common stock the company will have 300 million shares of common stock authorized giving the company authority to issue a significant amount of additional shares of common stock without stockholder approval. Please revise the filing to include a discussion of the dilutive effect these additional share issuances could have on current stockholders.

We have revised the disclosure as requested on page _ of the proxy statement to expand upon our discussion of the possible dilutive effects of the amendment under the heading “Effects of the Amendment; Dilution and Antitakeover Effects.”

* * * * * * * * * * * * * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at 317-713-3468.

Very truly yours,

/s/ Philip L. McCool

Philip L. McCool